

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

July 1, 2009

Via U.S. Mail

Ronald Rowan
Chief Financial Officer and Treasurer
Monarch Casino & Resort, Inc.
3800 S. Virginia Street
Reno, NV 89502

> **Re: Monarch Casino & Resort, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2009**
> **File No. 000-22088**

Dear Mr. Rowan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director